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                                                                    Exhibit 99.2

[VIVENDI UNIVERSAL LOGO]


                   RESTRUCTURING OF UGC S.A.'S EQUITY CAPITAL

PARIS, JANUARY 13, 2004 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] and the family shareholders of the UGC Group signed an agreement on December 31, 2003, modifying the structure of UGC S.A.'s equity capital.

Under the terms of the agreement:

      1-Vivendi Universal will hold only 40% of UGC S.A.'s equity capital
        (after elimination of the treasury stock), and the family shareholders' stake will be 56.20%. Vivendi Universal holds five of the 14 seats on the UGC Board of Directors.

      2-Vivendi Universal is freed of the agreement to buy all UGC S.A.
        shares previously owned by family shareholders. This transaction removes a significant off-balance-sheet commitment for Vivendi Universal.

      3-Vivendi Universal also signed an agreement with the family shareholders to sell its UGC S.A. shares at a price of 80 million euros until December 31, 2005. The price may be raised in the case of a sale at a later date with an increase in value of the shares bought by UGC family shareholders.


IMPORTANT DISCLAIMER:


This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the pricing and other terms of the agreement may not be effected as set forth above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or to revise any forward-looking statements.

CONTACTS :

                                         INVESTOR RELATIONS
      Media                              PARIS
                                         Daniel Scolan
      Paris                              +33 (0) 171 71 32 91
                                         Laurence Daniel
      Antoine Lefort                     +33 (0) 1 71 71 12 33
      +33 (0) 1 71 71 11 80
      Agnes Vetillart                    NEW YORK
      +33 (0) 1 71 71 30 82              Eileen McLaughlin
      Alain Delrieu                      +(1) 212.572.8961
      +33 (0) 1 71 71 10 86